EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Supplementary Report - Class Action against Pelephone – Appeal

Further to the Company's immediate report of July 28, 2014, and the description in the Company's periodic report for the second quarter of 2014, regarding a ruling approving a settlement in connection with a class action and certification motion filed against Pelephone and against 3 additional radio-mobile phone operators on grounds relating to the non-ionizing radiation levels of cellular devices, a supplementary report is hereby provided that on October 27, 2014, the Company was notified by the subsidiary, Pelephone Communications Ltd. ("Pelephone") that it had received an appeal on the ruling, which was filed with the Supreme Court. The Plaintiffs are appealing, inter alia, the fact that no inspector had been appointed in the proceeding for the approval of the settlement agreements between the parties (for the radiation testing that had been agreed upon); that the Radiation Commissioner's instructions for testing cellular devices after repair and/or damage and/or upgrading were not enforced in the context of the settlement; and regarding the scope of remuneration and fees awarded to the Plaintiffs. It is noted that the appeal does not deny the basis of the settlement, but includes a request to toughen the terms of the settlement in connection with the testing. Under these circumstances, the appeal does not give rise to any material exposure for Pelephone.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.